NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on January 13, 2026, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on January 01, 2026 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Synovus Financial Corp. and Steel Newco Inc. became effective on January 1, 2026. Each share of Common Stock of Synovus Financial Corp. will be converted into .5237 shares of Steel Newco Inc. Each share of 6.300% Fixed-To-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series D will be converted into One (1) share of Steel Newco Inc. Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A, without interest, less any applicable fee, and tax. Each share of 5.875% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series E will be converted into One (1) share of Steel Newco Inc. Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series B, without interest, less any applicable fee, and tax. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on January 02, 2026.